Exhibit 99.1

NYSE, TSX: NTR	News Release

SZ:002466

May 17, 2018 – ALL AMOUNTS ARE STATED IN U.S.$

Tianqi Lithium Agrees to Purchase Nutrien’s SQM A Share Investment

Calgary, Alberta and Chengdu, PRC

Nutrien Ltd. (“Nutrien”) and Tianqi Lithium Corporation (“Tianqi Lithium”) announced today that they have signed an agreement, whereby Tianqi Lithium has agreed to purchase 62,556,568 “A shares” of Sociedad Química y Minera de Chile S.A. (“SQM”) held by Nutrien for consideration of $65 per share in cash. The announced transaction represents the entirety of Nutrien’s “A shares” at a gross valuation of approximately US$4.07 billion.

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals.

Nutrien still retains ownership of 20,166,319 SQM “B shares” and expects to divest these shares in due course.

“The announced sale of the majority of our SQM holdings marks another key integration milestone for Nutrien. With growing free cash flow, combined with the significant proceeds from this sale, Nutrien further enhances our balance sheet and liquidity, and places us in a strong position to execute on our capital allocation priorities,” commented Chuck Magro, Nutrien’s President and CEO.

Vivian Wu, President of Tianqi Lithium, commented, “This is an attractive investment for Tianqi Lithium which fits well within our existing business strategy. Tianqi Lithium’s shareholders will greatly benefit from this transaction given SQM’s long-term stable financial returns and steady dividends”.

Nutrien’s sale of its SQM holdings was required by the Competition Commission of India and Ministry of Commerce in China in providing their clearance for the merger of Agrium and PotashCorp which formed Nutrien. The agreement is subject to customary closing conditions, including regulatory approvals and Tianqi Lithium shareholder approval, and is expected to be completed by the fourth quarter of this year.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Tianqi Lithium

Listed on the Shenzhen Stock Exchange (stock code: SZ.002466), Tianqi Lithium is a leading global supplier of lithium products, with major businesses including lithium resource development and exploitation, downstream production processing and trade for a diverse range of high quality lithium products including mineral concentrates. The company has well established presences in China and Australia, allowing the company to service customers across Europe, Asia, and Oceania.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing of the settlement date. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Tianqi Lithium Disclaimer

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

FOR FURTHER INFORMATION:

Nutrien Contacts:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Tianqi Lithium Contacts:

Media Inquiries:

Martin Qin

Ruder Finn Thunder

martinqin@rfthunder.com

www.tianqilithium.com

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